UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41981

LOBO EV TECHNOLOGIES LTD.

(Registrant’s Name)

Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd
Xinwu District, Wuxi, Jiangsu
People’s Republic of China, 214111
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

Lobo EV Technologies Ltd. (the “Company”), is furnishing this Form 6-K/A (the “Amendment”) to amend an error regarding the Section of “Notice of Annual General Meeting of Shareholders” of the Exhibit 99.1 Notice and Proxy Statement of 2025 Annual General Meeting of Shareholders found in the Form 6-K (the “Original 6-K”) filed on July 16, 2025. The content under the Section “Notice of Annual General Meeting of Shareholders” shall be replaced with the following:

“NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Annual Meeting”) of Lobo EV Technologies Ltd. 萝贝电动车科技有限公司 (the “Company”) will be held on August 6, 2025, at 10:00 am local time, Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd, Xinwu District, Wuxi, Jiangsu, People’s Republic of China, 214111, for the purpose of considering and, if thought fit, passing and approving the following resolutions:”

The remainder of the information contained in the Original 6-K remains unchanged.

In connection with the 2025 Annual General Meeting of the Shareholders of the Company, the Company hereby furnishes the following documents:

Exhibits Index

Exhibit No.	Description
99.1	Notice and Proxy Statement of 2025 Annual General Meeting of Shareholders, dated August 6, 2025, to be mailed to shareholders of the Company in connection with the 2025 Annual General Meeting of Shareholders of the Company
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2025 Annual General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lobo EV Technologies Ltd.

Date: July 17, 2025	By:	/s/ Huajian Xu
	Name:	Huajian Xu
	Title:	Chief Executive Officer